                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                          Capstead Mortgage Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  14067 E 10 0
                                  ------------
                                 (CUSIP Number)


                                          With a copy to:
Ms. Nancy G. Zimmerman               Scott M. Zimmerman, Esq.
Fixed Income Associates, Inc.             Swidler Berlin Shereff Friedman, LLP
1000 Massachusetts Avenue                 405 Lexington Avenue
Cambridge, Massachusetts  02138           New York, New York 10174
(617) 349-2000                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of (Section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                    Page 2 of 12 Pages
           ------------                                        ---  ----
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
        Fixed Income Associates, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8  SHARED VOTING POWER
   EACH               3,399,889
 REPORTING      ----------------------------------------------------------------
   PERSON       9  SOLE DISPOSITIVE POWER
    WITH
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                      3,399,889
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                      3,399,889
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                    Page 3 of 12 Pages
           ------------                                        ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Bracebridge Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
    NUMBER OF    7 SOLE VOTING POWER
      SHARES
   BENEFICIALLY ----------------------------------------------------------------
     OWNED BY    8 SHARED VOTING POWER
       EACH           3,399,889
    REPORTING   ----------------------------------------------------------------
      PERSON     9 SOLE DISPOSITIVE POWER
       WITH
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                      3,399,889
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                      3,399,889
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                    Page 4 of 12 Pages
           ------------                                        ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Bracebridge Capital LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     8  SHARED VOTING POWER
    EACH             1,356,250
  REPORTING     ----------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                     1,356,250
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                     1,356,250
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                     00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  14067 E 10 0                                    Page 5 of 12 Pages
           ------------                                        ---  ----
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Nancy G. Zimmerman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
  NUMBER OF     7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     8  SHARED VOTING POWER
    EACH             3,399,889
  REPORTING     ----------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                     3,399,889
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                     3,399,889
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common stock, par value $.01 per share ("Common
                               Stock")

         Issuer:  Capstead Mortgage Corporation
                  8401 North Central Expressway, Suite 800
                  Dallas, Texas 75225

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Fixed Income Associates, Inc., a Delaware corporation ("FIA"), Bracebridge Capital, L.P. ("BCLP"), a Delaware limited partnership of which FIA is the general partner, Bracebridge Capital LLC ("BCLLC"), a Massachusetts limited liability company of which FIA is the managing member, and Nancy G. Zimmerman, the sole shareholder of FIA ("Zimmerman" and together with FIA, BCLP and BCLLC, the "Reporting Persons"). The business address of each FIA, BCLP, BCLLC and Zimmerman is 1000 Massachusetts Avenue, Cambridge, MA 02138.

         BCLP and BCLLC are private investment managers.

         Zimmerman is a United States citizen.

         See Item 5 for information regarding ownership of Common Stock.

         (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         FIFI II L.P. ("FIFI"), a Delaware limited partnership of which BCLP is the general partner, purchased an aggregate of 1,623,150 shares of Common Stock at an aggregate cost of $7,294,020 using its own funds. In addition, FIFI purchased an aggregate of 557,900 shares (the "Series B Shares") of Cumulative Convertible Preferred Stock, Series B of the Company at an aggregate cost of $6,580,596 using its own funds. The Series B Shares are convertible into 420,489 shares of Common Stock. FFI Fund Ltd. ("FFI"), a Cayman Islands company whose sole directors are BCLP and BCLLC, purchased an aggregate of 1,356,250 shares of Common Stock at an aggregate cost of $5,918,344 using its own funds. See Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Except as noted below, all of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, the Company's responses to the issues addressed in the letter to the Company referenced below, general economic and business conditions and stock market conditions.

         Attached hereto as Exhibit B are certain letters from Bracebridge Capital to the Chairman of the Board of Directors of the Company addressing certain concerns and requesting certain additional information with respect to the recently announced series of transactions between the Company and an affiliate of Fortress Investment Group LLC. Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         BCLP, as the general partner of FIFI, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,043,639 shares of Common Stock deemed to be owned by FIFI. Accordingly, BCLP may be deemed to be the beneficial owner of 2,043,639 shares of Common Stock, or 3.6% of the outstanding shares of Common Stock.

         BCLP and BCLLC, as the sole directors of FFI, have the power to vote and direct the voting of and power to dispose and direct the disposition of the 1,356,250 shares of Common Stock deemed to be owned by FFI. Accordingly, BCLP and BCLLC may together be deemed to be the beneficial owner of 1,356,250 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock.

         As the General Partner of BCLP, FIA has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,043,639 shares of Common Stock deemed to be owned by FIFI. As the General Partner of BCLP and the managing member of BCLLC, FIA has the power to vote and to direct the disposition of the 1,356,250 shares of Common Stock held by FFI.

         As the sole shareholder of FIA, Zimmerman may be deemed to have the power to vote and to direct the voting of and power to dispose and direct the disposition of the 2,043,639 shares of Common Stock deemed to be owned by FIFI and the 1,356,250 shares of Common Stock held by FIFI. Accordingly, Zimmerman may be deemed to be the beneficial owner of 3,399,889 shares of Common Stock, or 5.9% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage ownership of the Reporting Persons is based on 57,274,894 outstanding shares of Common Stock, such amount representing the sum of (i) 56,854,405 outstanding shares of Common Stock as of December 7, 1999, as reported in the Company's Schedule 13E-4 Issuer Tender Offer Statement filed with the Commission on December 10, 1999 and (ii) 420,489 shares of Common Stock issuable upon conversion of the Series B Shares.

         (c) The transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Annex A hereto.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing.
         Exhibit B.  Letters to the Chairman of the Board of Directors of
                     Capstead Mortgage Corporation.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999


                                             FIXED INCOME ASSOCIATES, INC.

                                             By: /s/ Nancy G. Zimmerman
                                                -------------------------------
                                                Name: Nancy G. Zimmerman
                                                Title: President

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999


                                             BRACEBRIDGE CAPITAL, L.P.

                                             By: FIXED INCOME ASSOCIATES, INC.,
                                                  its General Partner


                                             By: /s/ Nancy G. Zimmerman
                                                -------------------------------
                                                Name: Nancy G. Zimmerman
                                                Title: President

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999


                                             BRACEBRIDGE CAPITAL LLC

                                             By: FIXED INCOME ASSOCIATES, INC.,
                                                  its Managing Member


                                             By: /s/ Nancy G. Zimmerman
                                                -------------------------------
                                                Name: Nancy G. Zimmerman
                                                Title: President

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999


                                                /s/ Nancy G. Zimmerman
                                                ------------------------
                                                   NANCY G. ZIMMERMAN

                                     ANNEX A

               Transactions in Shares of Common Stock and Series B
                    Preferred Stock within the Last 60 Days (1)



                                                                            Number of Common Shares, on an
                                                                            ------------------------------
                                                                                as-converted basis (2)
                                                                                ----------------------
                               Aggregate           Aggregate
                               ---------           ---------
              Price Per        Common Share        Preferred Share
              ---------        ------------        ---------------
Date          Share            Amount              Amount               FIFI II L.P.         FFI Fund Ltd.
----          -----            ------              ------               ------------         -------------
10/11/99      $3.88            8,700                                                              8,700
10/28/99      9.50                                 2,200                   1,658
11/15/99      3.94             31,300                                      15,000                 16,300
11/16/99      3.94             28,600                                      14,000                 14,600
11/17/99      3.86             30,100                                      15,000                 15,100
11/18/99      3.81             10,000                                                             10,000
12/6/99       9.69                                 800                     602
12/6/99       3.75             12,200                                      12,200
12/7/99       9.61                                 30,200                  22,761
12/7/99       3.75             25,000                                      25,000
12/8/99       9.25                                 10,000                  7,537
12/8/99       3.75             25,000                                      25,000
12/9/99       3.75             25,000                                      25,000
12/10/99      9.25                                 2,200                   1,658
12/10/99      3.98             75,000                                      50,000                 25,000
12/13/99      4.26             161,500                                     80,750                 80,750
12/14/99      4.25             62,400                                      32,400                 30,000
12/15/99      4.29             253,900                                     100,000                153,900
12/16/99      4.25             27,800                                      13,800                 14,000




--------
(1) All transactions in shares of Common Stock, as well as Series B Preferred Stock, that were effected during the past sixty days have been open market purchases.

(2) The Series B Preferred Stock is convertible into shares of Common Stock at a conversion rate of 0.7537.

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Capstead Mortgage Corporation and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on December 17, 1999.

                                           FIXED INCOME ASSOCIATES, INC.


                                           By: /s/ Nancy G. Zimmerman
                                              ---------------------------------
                                              Name: Nancy G. Zimmerman
                                              Title: President


                                           BRACEBRIDGE CAPITAL, L.P.

                                           By: FIXED INCOME ASSOCIATES, INC.,
                                                its General Partner

                                           By: /s/ Nancy G. Zimmerman
                                              ---------------------------------
                                              Name: Nancy G. Zimmerman
                                              Title: President


                                           BRACEBRIDGE CAPITAL LLC

                                           By: FIXED INCOME ASSOCIATES, INC.,
                                                its Managing Member

                                           By: /s/ Nancy G. Zimmerman
                                              ---------------------------------
                                              Name: Nancy G. Zimmerman
                                              Title: President


                                           /s/ Nancy G. Zimmerman
                                           ------------------------------
                                           NANCY G. ZIMMERMAN

                                                                       EXHIBIT B

                               Bracebridge Capital
                            1000 Massachusetts Avenue
                               Cambridge, MA 02138


October 11, 1999

Mr. Ronn K. Lytle, Chairman
Capstead Mortgage Corporation
2711 North Haskell Avenue
Suite 900
Dallas, TX 75204-2915

Dear Mr. Lytle:

         Over the past year Bracebridge and its associated funds have become a significant shareholder of Capstead Mortgage Corporation, with a position of over two million common shares and five hundred thousand class B preferred shares as of September 30, 1999. We have great respect for the shareholder-oriented management of your company, as evidenced by your attempts to realize shareholder value through open-market share repurchases.

         Unfortunately, the financial markets have not accorded Capstead a market capitalization commensurate with the value of the company's underlying assets. We estimate that the company's shares are currently trading at a discount of approximately 40% to their book value. We had hoped that the company's buyback program, announced on February 4, 1999, would convince the market of the great value of the company's shares. In the subsequent months, however, we have witnessed only an increased discounting of the company's shares on the New York Stock Exchange. As a result, we write to implore you to take such other action as is necessary to allow shareholders to realize the true value of their shareholdings.

         Given the negative market sentiment surrounding Capstead's shares and the negligible chance that the company's market valuation will be appropriately enhanced in the foreseeable future, Bracebridge suggests and believes it is incumbent upon management to consider and pursue initiatives, including transactions such as a sale to a strategic acquirer or a liquidation, that would allow shareholders to realize the full value of their holdings.

         We welcome the opportunity to discuss Bracebridge's concerns.

                                                Sincerely,



                                                Gabriel Sunshine



                                                Michael Rashes

December 16, 1999

Mr. Ronn K. Lytle, Chairman
Capstead Mortgage Corporation
2711 North Haskell Avenue
Suite 900
Dallas, TX 75204-2915

Dear Mr. Lytle:

         A few days ago, we finally received your response to our letter of October 11, 1999. We have been carefully following the developments surrounding the self-tender offer and the Fortress Investment Group LLC's recent and proposed investment as detailed in the press release that you enclosed with your response and the recently filed Schedule 13E4 and Form 8-K. However, the transactions detailed in the press release seem to raise more questions than they address, and we are troubled by some of the specific provisions contained within the agreement with Fortress.

         We want to ascertain that the process that culminated in Fortress Investment Group LLC's purchase of preferred shares was conducted in a manner that properly protected the value of shareholders' investments in Capstead Mortgage Corporation. Did Capstead or its board of directors seek independent expert financial advice or a fairness opinion with respect to the Fortress purchase and related transactions? If so, who provided this advice or opinion? Could you furnish this written opinion and all other documents you deem relevant to the shareholders and the public? Did the board solicit or consider alternative proposals to the Fortress purchase? If so, what proposals were rejected? As an existing large shareholder, we are surprised that we were not contacted before December 9, 1999 as we may well have been willing to make an investment similar to that of Fortress on terms that would have been more beneficial for existing Capstead shareholders. We are still willing to consider such an opportunity.

         To the best of our knowledge, the only investment bank involved in the process has been PaineWebber, the dealer-manager for the proposed self-tender offer. In its own research note dated December 13, 1999, the PaineWebber Specialty Finance analyst, Gary Gordon, casts doubt on the logic of the transactions, stating "... we are uncertain whether CMO's planned new strategy will yield a materially greater risk-adjusted return to shareholders than its current strategy...". On what basis does the Capstead board justify selling control of the company to Fortress on terms that are so advantageous to that party without a clear corresponding benefit to the shareholders? Have all necessary government approvals for the Fortress transaction been obtained?

         We also would like to know why certain elements of the Supplemental Agreement between Capstead and Fortress are subject to the completion of a merger agreement between Impac Commercial Holdings, Inc. and AMRESCO Capital Trust, two REITs that are currently unaffiliated with Capstead. Why is Capstead becoming a service provider to these other two REITs? What is the relationship amongst Fortress, Impac Commercial Holdings, Inc., AMRESCO Capital Trust and their respective officials?

         With its purchase and the other contemplated related transactions, Fortress would effectively gain a controlling stake in Capstead. They will have a majority of board seats; the CEO and Chairman positions; and potential ownership of over 25% of outstanding shares through a combination of the purchase of the Series C and Series D Preferred shares, the self-tender and possible open-market purchases of common shares as contemplated in the press release. This ownership stake would effectively preclude any other party from acquiring a larger position than Fortress, since the REIT status of Capstead would be jeopardized if 5 or fewer shareholders held more than 50% of the company's stock. Fortress is in a "win-win" situation, because if stockholder approval of the board reconfiguration is not received, there is a provision for Fortress to sell its investment back to Capstead at 103% of their purchase price. This would result in a loss to Capstead shareholders in excess of $1.5 million.

         A most troubling aspect is the dilution of current shareholders due to the favorable terms under which Fortress is investing in Capstead. This action is potentially very dilutive since the conversion price of the Series C Preferred Stock and Series D Preferred Stock is significantly below Capstead's book value. According to Capstead's Schedule 13E4 filing, this dilution would amount to 35 cents per common share, or a total book loss to shareholders of almost $20 million. We think that the book value is a fair indication of the minimum value of the company, since the current holdings are easily-valued, liquid securities and the book value would therefore be easy to realize. We understand that the self-tender offer proposed by Capstead may mitigate the dilution resulting from the issuance of the Series C and D Preferred shares. However, there is no assurance that the self-tender will be fully subscribed and there is no obvious reason why the Fortress purchase would have been a prerequisite to conducting a self-tender. Indeed, given the highly liquid nature of Capstead's portfolio, we see no compelling justification for a $51.2 million cash infusion, especially one that dilutes existing shareholders by 35 cents a share.

         If Fortress would like to acquire nearly 20% of the company, they should do so on a competitive basis designed to maximize value to Capstead's shareholders. We do not think that the self-tender in any way justifies the favorable terms offered to Fortress nor does it guarantee that there will ultimately be no net dilution of current shareholders. To be clear, we do not object to the self-tender in and of itself. In fact, we think that a company such as Capstead, which purports to own liquid and marketable agency securities that are marked-to-market, has a very powerful method of achieving value for the shareholders through on-going share repurchases and periodic self-tenders. Such corporate actions allow existing investors a voluntary opportunity to vote with their feet or to hold on to their shares. By contrast, the issuance of preferred shares to Fortress misappropriates portfolio value by diluting existing shareholders and giving control of the company to a third party at a discount to book, without shareholder consent. Issuing new equity in the firm to Fortress on such favorable terms injures all existing shareholders.

         An additional concern of ours is that you, as Chairman of Capstead, could terminate your Employment Agreement for "Good Reason" (as defined in your Employment Agreement) as a result of having to step down as Chairman of the Board and Chief Executive Officer of Capstead as required by the Capstead-Fortress agreement. This would entitle you to reap a significant personal windfall to the detriment of the company's shareholders, and potentially rendered you an interested party in considering and approving the Fortress deal.

         We are also concerned with the potential change in Capstead's investment policies as noted in the Company's Schedule 13E4 filed on December 10, 1999. We would be interested in getting more information regarding your plans for the degree of leverage that Capstead intends to utilize going forward and what specific changes the company intends to make.

         We believe the Capstead board of directors is obligated to conduct an open process and hire an investment bank to explore all options for maximizing shareholder value. This process would ensure that whatever path Capstead ultimately follows is fair and in the best interest of existing shareholders. If the board concludes that hiring an outside manager and changing investment strategy are the best methods for increasing the value of the company, we think that there are less expensive ways than selling a controlling stake in the company to such a manager at a large discount to book value and thereby materially diluting existing shareholders and reducing the value of the company for all current shareholders.

         As we have detailed in our previous letter, Bracebridge and its associated funds are significant shareholders of Capstead Mortgage Corporation, with holdings of nearly three million common shares and over five hundred thousand Series B Preferred shares as of December 15, 1999. In connection with writing this letter to express our concerns about the agreement between Capstead and Fortress, we are filing a Schedule 13D with the United States Securities and Exchange Commission detailing our dispositive power of over 5% of Capstead's outstanding shares. This and our previous letter will be filed as exhibits to our Schedule 13D filing. We are also sending copies of this letter to other directors of Capstead Mortgage Corporation.

         We welcome the earliest possible opportunity to discuss Bracebridge's concerns.

                                            Sincerely,




                                            Gabriel Sunshine
                                            Principal




cc:
Bevis Longstreth
John Tolleson
Harriet Miers
William Smith
Paul Low